Yaboo, Inc.
500 Lake Cook Road, Suite 350
Deerfield, IL 60015
224-388-9331

February 25, 2013

Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C., 20549

RE:	Yaboo, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed May 16, 2012 File No. 333-164999 Form 10-Q for Quarterly Period Ended September 30, 2012 Filed November 19, 2012 File No. 333-164999

Dear Ms. Shenk,

Regarding your comment letter dated December 11, 2012 Yaboo, Inc. provides the following response:

From September to October 2009, the Company incurred expenses related to remodeling and improving Qilin Bay restaurant for re-opening. These improvement expenses were recorded as a fixed asset with a 15-year depreciation using straight-line methods and a mid-month convention.

The total remodeling and improvement cost was $222,341. The total remodeling and improvement cost consists of following:

2009 Remodeling and Improvement

	Materials	Labor	Total
Square & Parking Lot	$37,988	$56,982	$94,971
Gate & Sign	$18,641	$27,962	$46,603
Bar Table	$3,362	$5,043	$8,404
Entertainment Stage	$6,275	$9,412	$15,687
21 Private Dining Rooms	$12,066	$18,099	$30,165
Dormitory	$5,203	$7,804	$13,007
Sales Station	$4,517	$6,776	$11,293
Windows	$885	$1,327	$2,212

Total Cost	$88,936	$133,405	$222,341

As of February 29, 2012, the Company’s accumulated depreciation was $35,203, bringing the net remodeling and improvement value to $187,138.  On February 29, 2012, the Company received $32,308 cash payments from the Hailing Modern Agricultural Demonstration Zone Administration Office in exchange for $32,308 in net fixed assets to the local government.

Transferred assets were as below:

Assets Disposed
Bar Table	$7,074
19 Private Dining Rooms	$2,919
Dormitory	$10,948
Sales Station	$9,505
Windows	$1,862
$32,308

Disposal of these items on February 29, 2012, brought the total net remodeling and improvement to $154,830.

On February 2012, the Company signed an operation lease agreement with the local government, Hailing Modern Agricultural Demonstration Zone Administration Office.  Under the Agreement, Hailing Modern Agricultural Demonstration Zone Administration Office will take over the operation of the Qilin Bay Restaurant effective on March 1, 2012.  Since March 2012 the Company bears no responsibility for the operation of Qilin Bay.  This means that Company has no control over the restaurant’s profit or loss, nor will it incur any new liabilities.  Although the Company transferred total net assets of $32,308 to Hailing Modern Agricultural Demonstration Zone Administration Office, the balance of $154,830 for remodeling and improvement remains the Company’s asset.  Accordingly, from March 1 to September 30, 2012, this asset depreciated by $6,020.  As of September 30, 2012, the Company’s net remodeling and improvement is listed as follows:

	Total Net Value	Depreciation	Total Net Value
Square & Parking Lot	$79,933	$3,108	$76,825
Gate & Sign	$39,224	$1,526	$37,698
Entertainment Stage	$13,203	$511	$12,692
19 Private Dining Rooms	$22,470	$875	$21,593
Total Value	$154,830	$6,020	$148,808

Although the Company is not currently responsible for the operation of Qilin Bay Restaurant, our arrangement with local government is not intended to be permanent.  When the agreement with Hailing Modern Agricultural Demonstration Zone Administration Office ends we will resume responsibility for the operation of Qilin Bay. For this reason it is probable that there are future economic benefits associated with these costs as the remolding and improvements made in 2008 will continue to benefit the operation of the restaurant well into the future.

Yaboo, Inc. acknowledges that it is is responsible for the adequacy and accuracy of the disclosure in the filing;

Yaboo, Inc. acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Yaboo, Inc. acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Baoguo Jing
Baoguo Jing
Chief Executive Officer